EXHIBIT A

Revised Audited Consolidated Financial Statements as of December 31, 2008 and 2007 and for the Years

Ended December 31, 2008, 2007 and 2006

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Financial Statements at

December 31, 2008 and 2007

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Embraer - Empresa Brasileira de

Aeronáutica S.A.

1	In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Embraer - Empresa Brasileira de Aeronáutica S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” (not presented herein) appearing under Item 15 of the Company’s form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Embraer - Empresa Brasileira de

Aeronáutica S.A.

3	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5	As discussed in Note 2 (ii) to the consolidated financial statements, the Company changed its method of accounting for minority interest (now termed noncontrolling interests) to conform to Statement Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (“SFAS No. 160”) effective January 1, 2009 and, retrospectively, adjusted the financial statements as of December 31, 2008 and 2007 and for each of the two years than ended.

São José dos Campos - Brazil

April 29, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No.160, as to which date is September 23, 2009).

/s/ PricewaterhouseCoopers

Auditores Independentes

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Embraer - Empresa Brasileira

de Aeronáutica S.A.

1	We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Embraer - Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the results of operations and cash flows of Embraer - Empresa Brasileira de Aeronáutica S.A. and subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

4	As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, effective as of January 1, 2009 and applied retrospectively certain of the provisions by recasting the enclosed financial statements.

São Paulo, April 18, 2007, except for the change in accounting principle as discussed in Note 2, as to which the date is September 23, 2009.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars

	Note	2008	2007

Assets

Current assets
Cash and cash equivalents	5	1,391.4	1,307.4
Temporary cash investments	6	810.1	1,185.7
Trade accounts receivable, net	7	438.1	354.7
Customer and commercial financing	8	8.6	4.3
Collateralized accounts receivable	9	11.5	12.4
Inventories	10	2,829.0	2,481.1
Deferred income taxes	28	154.3	87.1
Other assets	11	273.5	217.0

		5,916.5	5,649.7

Non-current assets
Inventories	10	8.0	10.1
Trade accounts receivable	7	5.9	39.7
Customer and commercial financing	8	510.4	410.4
Collateralized accounts receivable	9	467.1	465.3
Guarantee deposits	11	493.2	469.6
Property, plant and equipment, net	13	737.9	566.0
Goodwill		14.5	—
Investments	12	68.7	42.5
Deferred income taxes	28	173.2	175.9
Other assets	11	248.5	236.7

		2,727.4	2,416.2

Total assets		8,643.9	8,065.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars

	Note	2008	2007
Liabilities and shareholders’ equity

Current liabilities
Loans and financing	20	529.3	932.7
Non-recourse and recourse debt	9	137.7	114.0
Capital lease obligation	21	5.5	4.4
Trade accounts payable		1,078.1	912.5
Advances from customers	16	1,151.5	801.6
Taxes and payroll charges payable	17	57.5	98.2
Deferred income taxes	28	4.1	—
Accrued taxes on income		5.8	1.9
Contingencies	19	9.5	7.0
Interest on capital and dividends	25	0.9	0.5
Other payables and accrued liabilities	15	565.4	466.6

		3,545.3	3,339.4

Non-current liabilities
Loans and financing	20	1,296.1	820.3
Non-recourse and recourse debt	9	366.9	371.7
Capital lease obligation	21	13.9	12.0
Trade accounts payable		—	0.3
Advances from customers	16	449.2	368.0
Contribution from suppliers	14	44.3	112.2
Taxes and payroll charges payable	17	343.9	466.8
Deferred income taxes	28	95.5	5.6
Contingencies	19	39.6	52.4
Other payables and accrued liabilities	15	169.9	199.0

		2,819.3	2,408.3

Shareholders’ equity	24
Common shares (1,000,000,000 shares authorized and 740,465,043 shares issued and outstanding)		1,438.0	1,438.0
Special common share (R$1 par value, 1 share authorized, issued and outstanding at December 31, 2008 and 2007)		—	—
Treasury shares, at cost - 16,800,000 shares (2007 -70,000)		(183.8)	(0.8)
Appropriated retained earnings		80.4	53.6
Unappropriated retained earnings		862.6	743.7
Accumulated other comprehensive income		12.1	15.0

Total Company shareholders’ equity		2,209.3	2,249.5
Noncontrolling interest		70.0	68.7

		2,279.3	2,318.2

Total liabilities and shareholders’ equity		8,643.9	8,065.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive

Income For the Years Ended December 31

In millions of U.S. dollars, except earnings per share

	Note	2008	2007	2006
Gross sales
Foreign market		6,130.1	5,176.1	3,682.8
Domestic market		282.1	209.2	146.1
Sales deductions	3(a)	(77.0)	(140.2)	(69.4)

Net sales		6,335.2	5,245.2	3,759.5
Cost of sales and services		(4,991.7)	(4,093.5)	(2,806.8)

Gross profit		1,343.5	1,151.7	952.7

Operating income (expenses)
Selling		(393.1)	(361.3)	(220.6)
Research and development		(197.0)	(259.7)	(112.7)
General and administrative		(232.4)	(234.8)	(235.5)
Employee profit sharing	3(p)	—	—	(42.7)
Other operating income, net	29	16.0	78.3	1.6

Income from operations		537.0	374.2	342.8

Interest (expenses) income, net	22	(171.4)	163.4	105.4
Foreign exchange gain (loss), net	30	71.7	(37.7)	(4.0)

Income before income taxes		437.3	499.9	444.2
Income tax expenses	28	(41.1)	(2.7)	(44.4)

Income before equity		396.2	497.2	399.8
Equity in earnings (losses) of affiliates		—	0.3	(0.1)

Net income		396.2	497.5	399.7
Less: Net income attributable to the noncontrolling interests		7.5	8.2	9.6

Net income attributable to Embraer		388.7	489.3	390.1

Earnings per share	26
Basic		0.5354	0.6611	0.5273
Diluted		0.5354	0.6603	0.5250

Weighted average number of shares (in thousands)
Basic		726,084	740,142	739,904
Diluted		726,084	741,047	742,903

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive

Income For the Years Ended December 31

In millions of U.S. dollars, except earnings per share

	2008	2007	2006
Net income	396.2	497.5	399.7
Other comprehensive (loss) income	(3.1)	11.9	8.6

Comprehensive income	393.1	509.4	408.3
Less: Comprehensive income attributable to the noncontrolling interests	7.3	8.9	8.9

Comprehensive income attributable to Embraer	385.8	500.5	399.4

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	2008	2007	2006
Cash flows from operating activities
Net income	396.2	497.5	399.7

Adjustments to reconcile net income to net cash from operating activities
Depreciation	70.5	58.8	63.9
Allowance for doubtful accounts	2.1	1.5	4.2
Allowance (reversal) for inventory obsolescence	12.7	(9.9)	10.6
Loss on property, plant and equipment disposals	0.5	0.7	0.9
Accrued interest	(19.8)	4.5	0.6
Foreign exchange gain (loss), net	(71.7)	37.7	4.0
Deferred income taxes	29.5	(30.8)	(1.3)
Unrealized losses (gains) on trading securities, net	(62.8)	(101.2)	—
Other	(1.8)	1.2	(1.5)
Changes in assets and liabilities
Temporary cash investments	—	—	18.6
Trade accounts receivable and customer and commercial financing, net	(156.3)	(274.9)	155.3
Collateralized accounts receivable	(1.0)	342.0	34.5
Inventories	(357.1)	(434.0)	(577.3)
Other assets	(116.9)	91.9	34.3
Trade accounts payable	179.9	(6.3)	181.6
Other payables and accrued liabilities	106.5	(22.3)	(24.7)
Accrued taxes on income	122.0	(5.0)	(32.3)
Contribution from suppliers	(67.9)	20.0	(5.6)
Taxes and payroll charges payable	(163.5)	(27.0)	(35.1)
Advances from customers	431.1	441.1	145.5
Contingencies	(10.4)	(5.1)	11.0

Net cash provided by operating activities	321.8	580.4	386.9

Cash flows from investing activities
Additions to property, plant and equipment	(235.1)	(208.9)	(90.8)
Proceeds from sale of property, plant and equipment	2.0	4.1	0.7
Court-mandated escrow deposits, net of withdrawals	(3.3)	(37.1)	(88.5)
Purchases and sales of temporary cash investments, net	410.7	(528.4)	—
Acquisition of investments	—	—	(0.8)
Restricted cash	12.1	(14.6)	—
Acquisition of non-controlling interest	(20.0)	—	—
Others	2.5	0.6	(0.1)

Net cash provided by (used in) investing activities	168.9	(784.3)	(179.5)

Cash flows from financing activities
Proceeds from borrowings	1,886.2	1,772.0	1,258.2
Repayment of borrowings	(1,770.4)	(1,471.9)	(1,497.7)
Payments of capital lease obligations	(4.6)	(2.4)	(2.9)
Proceeds from issuance of shares	—	3.6	5.1
Dividends and/or interest on capital paid	(242.7)	(163.5)	(157.8)
Acquisition of own shares for treasury	(183.0)	(0.8)	—

Net cash provided by (used in) financing activities	(314.5)	137.0	(395.1)

Effect of exchange rate changes on cash and cash equivalents	(92.2)	164.9	57.9

Increase (decrease) in cash and cash equivalents	84.0	98.0	(129.8)

Cash and cash equivalents, at beginning of year	1,307.4	1,209.4	1,339.2

Cash and cash equivalents, at end of year	1,391.4	1,307.4	1,209.4

Supplemental disclosure of cash flow information (Note 37)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Shareholders’ Equity

In millions of U.S. dollars, except number of shares (in thousands)

	Capital
	Preferred		Common
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Treasury shares	Appropriated retained earnings	Unappropriated retained earnings	Accumulated other comprehensive (loss) income	Total Company shareholders’ equity	Noncontrolling interest	Total
At December 31, 2005	479,288	882.6	242,544	298.4	8.4	—	126.7	305.9	(1.7)	1,620.3	46.8	1,667.1
Capital increase	—	—	1,292	5.1	—	—	—	—	—	5.1	—	5.1
Restructuring adjustments	—	—	16,780	248.3	(8.4)	—	(126.7)	(109.4)	(3.8)	—	—	—
Conversion of preferred shares into common shares	(479,288)	(882.6)	479,288	882.6	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	390.1	—	390.1	9.6	399.7
Legal reserve	—	—	—	—	—	—	13.8	(13.8)	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(150.5)	—	(150.5)	—	(150.5)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	8.5	8.5	(0.7)	7.8
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	8.2	8.2
Post-retirement benefits - adoption SFAS 158 (net of tax of US$ 0.5)	—	—	—	—	—	—	—	—	0.8	0.8	—	0.8

At December 31, 2006	—	0.0	739,904	1,434.4	—	—	13.8	422.3	3.8	1,874.3	63.9	1,938.2
Capital increase - stock options exercised	—	—	561	3.6	—	—	—	—	—	3.6	—	3.6
Net income	—	—	—	—	—	—	—	489.3	—	489.3	8.2	497.5
Legal reserve	—	—	—	—	—	—	16.8	(16.8)	—	—	—	—
Treasury shares acquired	—	—	—	—	—	(0.8)	—	—	—	(0.8)	—	(0.8)
Dividends/interest on capital	—	—	—	—	—	—	—	(128.5)	—	(128.5)	—	(128.5)
Dividends forfeited	—	—	—	—	—	—	—	0.1	—	0.1	—	0.1
Cumulative translation adjustment	—	—	—	—	—	—	—	0.3	10.5	10.8	0.7	11.5
Transfer between reserves	—	—	—	—	—	—	23.0	(23.0)	—	—	—	—
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(4.1)	(4.1)
Post-retirement benefits (net of tax of US$ 0.5)	—	—	—	—	—	—	—	—	0.7	0.7	—	0.7

At December 31, 2007	—	—	740,465	1,438.0	—	(0.8)	53.6	743.7	15.0	2,249.5	68.7	2,318.2
Net income	—	—	—	—	—	—	—	388.7	—	388.7	7.5	396.2
Legal reserve	—	—	—	—	—	—	26.8	(26.8)	—	—	—	—
Treasury shares acquired	—	—	—	—	—	(183.0)	—	—	—	(183.0)	—	(183.0)
Dividends/interest on capital	—	—	—	—	—	—	—	(243.0)	—	(243.0)	—	(243.0)
Dividends forfeited	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(2.4)	(2.4)	(0.2)	(2.6)
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(6.0)	(6.0)
Post-retirement benefits (net of tax of US$ 0.3)	—	—	—	—	—	—	—	—	(0.5)	(0.5)	—	(0.5)

At December 31, 2008	—	—	740,465	1,438.0	—	(183.8)	80.4	862.6	12.1	2,209.3	70.0	2,279.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

1	The Company and its Operations

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Formed in 1969 by the Brazilian government, the Company was privatized in 1994. The corporate purpose of the Company is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, executive aviation and defense purposes. The Company has developed and enhanced its engineering and technological capabilities through its development of products for the Brazilian Air Force and through joint development projects with foreign partners. The Company has applied the capabilities it has gained from its defense business to develop its commercial and executive aviation aircraft businesses.

At the Extraordinary General Shareholders’ Meeting held on March 31, 2006, the shareholders approved the proposal for a corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the Company formerly know as Embraer - Empresa Brasileira de Aeronáutica S.A. into its parent company, Rio Han Empreendimentos e Participações S.A. (the “Parent Company”), which had no operations up to the date of the merger, changed its corporate name to Embraer - Empresa Brasileira de Aeronáutica S.A.

The objective of this restructuring was to improve access to the capital markets to sustain the growth of the Company’s businesses. This restructuring enabled the Company to register in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights to all shareholders. The Company notified the market of this transaction on January 20, 2006.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices, which are located in Brazil, the United States, France, Spain, China, Portugal and Singapore and are mainly engaged in sales marketing and post sales/maintenance services.

2	Presentation and Consolidation of Financial Statements

(a)	Presentation

(i)	The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”).

(ii)	These financial statements reflect the retrospective adoption of (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” as of December 31, 2008 and for the three years then ended. SFAS 160, which clarifies that a noncontrolling interest in a consolidated subsidiary is an ownership interest in the consolidated entity that should be reported within as equity in the consolidated financial statements, as shown in the consolidated balance sheets and in the consolidated statements of shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest.

(iii)	A substantial portion of the Company’s sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with the SFAS 52, “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that its functional currency is the U.S. dollar.

(iv)	For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. Translation gains and losses are recorded in Foreign exchange (gain) loss, net in the statement of income.

(v)

For subsidiaries whose functional currency is a currency other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, in Cumulative Translation Adjustment. The official exchange rate reported by the Brazilian Central Bank at the balance sheet date were December 31, 2008 - US$ 1.00 : R$ 2.3370; December 31, 2007 - US$ 1.00 : R$ 1.7713 ; December 31, 2006 - US$ 1.00 : R$ 2.1380.

(vi)	SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements 115”, effective as of the beginning of the first fiscal year that begins after November 15, 2007. This statements standard amends, among other things, SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, relating to the cash flows for purchases, sales and maturities of trading securities. The Company retroactively applied the provisions of SFAS 159 to the presentation of the cash flow statements for the year ended December 31, 2007. Consequently, the balances of “net cash provided by operating activities” and “net cash from investing activities” were reclassified for the year ended December 31, 2007, to increase the former and decrease the latter by US$ 528.4. The corresponding reclassification was not considered to be significant in 2006.

(b)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities - SPEs - for which the Company was considered to be the primary beneficiary according to FASB Interpretation 46-R (“FIN 46-R”), “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

Noncontrolling interest in net assets (excluding goodwill) of consolidated subsidiaries is reported in the consolidated balance sheets within equity, and is identified separately from the Company’s shareholders. Noncontrolling interest consists of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest.

(c)	Acquisition of non-controlling interest

In July 2008, Embraer acquired a 40% interest in ELEB - Embraer Liebherr Equipamentos do Brasil S.A. from Liebherr Aerospace S.A.S., concluding the transaction announced on December 21, 2007. Embraer now holds 99.99% of ELEB’s equity interest, and the company name was changed to ELEB - Equipamentos Ltda. (“ELEB”). The acquisition was accounted for as a business combination according to SFAS 141, “Business Combinations”.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

3	Summary of Significant Accounting Policies

(a)	Revenue recognition

The Company recognizes revenues from sales by the commercial, executive aircraft, aviation services and defense and government segments when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and in the case of aviation services, when the service is provided to the customer.

The Company also recognizes rental revenue for lease aircrafts under operating lease ratably over the lease term and records such revenue as Net sales - others when presenting income information by operating segment.

In the defense and government segments, a significant portion of revenues is derived from long-term development contracts with the Brazilian and foreign governments, for which the Company recognizes revenues under the Percentage of Completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

Revenues under exchange pool programs are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee directly related to actual flight hours of the covered aircraft.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met: (i) the delivered item has value to the client on a stand-alone basis; (ii) there is objective and reliable evidence of the fair value of the undelivered item; and (iii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

If these criteria are not met, the arrangement is accounted for as one unit of accounting, which results in revenue being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Sales deductions comprise indirect sales taxes and contractual concessions.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The Company offers contractual concessions that provide its customers with a reduction in the amount paid for its aircraft. The concessions are recorded as Sales deductions in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, because the concessions represent a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft, and, therefore, is recorded as “Net sales”.

(b)	Cost of sales and services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

(i)	Material - substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

(ii)	Labor - these costs are primarily real-denominated.

(iii)	Depreciation - property, plant and equipment is depreciated over the useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in cost of sales and services, from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

In accordance with SFAS 5, “Accounting for Contingencies”, the Company accrues a liability for the obligations associated with product warranties at the aircraft delivery date which is estimated based on historical experience and recorded in “Cost of sales and services”.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand in banks and highly liquid investments, such as certificates of deposit, time deposits and other money market investments with original maturities of 90 days or less.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(d)	Temporary cash investments

Securities with original maturities greater than 90 days, which are held through exclusive investment funds, are classified as temporary cash investments.

(e)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on an analysis of accounts receivable and is recorded in an amount considered sufficient to cover expected losses on uncollectible accounts receivable.

(f)	Inventories

Inventories are stated at the lower of average production cost or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management’s estimate of net realizable values. Allowances are utilized if inventories are sold or written-off.

(g)	Spare part exchange pools

Based on formal contractual arrangements with customers, certain spare parts are segregated and placed in exchange pools for the exclusive use of customers participating in such programs, from which they may withdraw for their use an equivalent functioning part, as defined, for an unserviceable part, as needed. Parts placed in exchange pools are recorded as other assets and are depreciated using the straight-line method over estimated useful lives of seven to ten years and considering estimated residual values of 20% to 50% of original cost, which management believes approximate the usage and change in value of the items. Costs to refurbish parts placed in exchange pools are expensed as incurred. Items in exchange pools are classified as other long-term assets on the consolidated balance.

During 2008, 2007 and 2006, the Company recognized revenues of US$ 60.8, US$ 49.8 and US$ 39.3 respectively, under exchange pool arrangements, which are reported as Net sales in the statements of income and comprehensive income in the aviation services segment.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(h)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease and/or sale.

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company upon considering the customer credit rating and related collateral, if any, attached to the respective notes receivable.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation (Note 8).

The Company reviews aircraft under operating leases for impairment when events or changes in circumstances indicate that the expected undiscounted cash flows from the asset may be less than its carrying value. An asset under an operating lease is considered to be impaired when events or chances in circumstances indicated that the expected undiscounted cash flows from the asset may be less than its carrying value. Various assumptions are used to determine the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods over which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected useful life of the asset. The determination of expected lease rates is generally based on independent reference values obtained from publications and similar aircraft sales in the secondary market. The Company uses historical information and current economic trends to develop the remaining assumptions. When there is an indication that an asset is impaired, the impairment loss recorded represents the excess of the carrying value over the estimated fair value.

Used aircraft available for lease or sale are stated at their acquisition cost. The Company compares the cost of the individual aircraft with is estimated market value, based on third-party appraisal estimates for the cost of each aircraft. Any resulting deficiencies are recorded as a reduction of the carrying value of the aircraft and charged to cost of sales and services. Losses recorded totaled US$ 28.1, US$ 6.8 for the years ended December 31, 2008, 2007, respectively. No impairments losses were recorded in 2006.

(i)	Collateralized accounts receivable and non-recourse and recourse debt

Some of the Company’s sales transactions are structured financings through which an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing arrangement, and then leases the related aircraft to the

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

ultimate customer. A third party financial institution facilitates the financing of the aircraft purchase through an SPE, and a portion of the credit risk remains with the third party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

The Company applies FIN 46-R- “Consolidation of Variable Interest Entities” and consolidates variable interest entities in which it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated. When the Company is no longer the primary beneficiary, the assets and liabilities related to the aircraft are deconsolidated from the balance sheet.

The Company primarily determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE’s capital structure, contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and the Company’s interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using the cash flow and statistical risk measurement modeling.

As of December 31, 2008 total assets and total liabilities amounted US$318.9 (2007 – US$ 294.2) and US$317.5 (2007 – US$292.7), respectively, associated with its significant variable interests in consolidated VIEs.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in recording investments in minimum lease payments receivable and residual value, gross of unearned income and corresponding non-recourse debt (Note 9).

The residual value of the sales-type lease assets is estimated at the lease inception based on a number of factors, including the estimated future market value of the aircraft on the basis of third party appraisals, including information developed from similar aircraft remarketing in the secondary market. The Company reassess annually the sales-type lease investment amount for impairment based on third-party appraisals and credit rating for customers.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS 13, “Accounting for Leases”.

Costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (Note 13). Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

Long-lived assets held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the estimated fair value of the asset. No impairment losses on fixed assets were recorded in 2008, 2007 or 2006.

(k)	Marketing and advertising expenses

The Company records marketing and advertising expenses as incurred which totaled US$ 18.2, US$ 13.4 and US$ 13.3 for 2008, 2007 and 2006, respectively, included in Selling expenses. The Company participates in air shows to promote its products and develop customer relationships. The amounts expensed in relation to such show fairs totaled US$ 10.7, US$ 14.3 and US$ 13.8 for 2008, 2007 and 2006, respectively.

(l)	Investments

Marketable debt and equity securities are accounted for in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities which the Company has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at amortized cost, while securities that are purchased for trading purposes are classified as trading securities and marked-to-

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

market with the effects of changes in fair value recorded in the statement of income and comprehensive income in interest income (expense) net. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are recorded as permanent write-downs with a charge to Interest income (expense), net.

The Company uses the equity method to account for its investees in which it holds less than 50% and more than 20% of the investee’s voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. Under the equity method, the Company records its proportionate share in the investee’s earnings, reduced by dividends received.

(m)	Product warranties

Warranty costs related to sales of aircraft and parts are recognized as a cost of sales and services at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that consider, among others, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provisions for warranties are included in Other payables and accrued liabilities (Note 15).

(n)	Contingencies and guarantees

Losses for contingencies related to labor, tax and civil litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on the positions of legal counsel and management’s estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet dates.

In accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During 2008, 2007 and 2006, the fair value of guarantees recorded by the Company generated Sales deductions of US$ 2.9 and US$ 2.5 and credit in Sales deductions of US$ 1.6, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(o)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees (Note 23). Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Certain wholly-owned subsidiaries in the United States sponsored a defined benefit pension plan, which was terminated and liquidated during 2006, and a post-retirement medical benefit plan. The Company accounted for such benefits in accordance with SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements 87, 88, 106 and 132(R)” which requires an entity to recognize in its balance sheet the over or underfunded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of defined benefit post-retirement plans within other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

The funded status of the defined benefit pension and post-retirement medical benefit plans is recorded by the Company based on the funded status of each plan as of the balance sheet dates. The net periodic cost of the Company’s post-retirement medical benefit plan and the terminated defined benefit pension was determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate.

(p)	Employee profit sharing plan

In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit-sharing program which is now linked to the Company’s net income, calculated in accordance with US GAAP and to individual and business unit performance targets. Of the total, 30% is distributed equally to all employees and 70% proportionally to salary. The Company recorded an expense of US$ 50.1 in 2008 and US$ 71.0 in 2007.

For 2008, the total profit sharing expense of US$ 50.1 (2007 - US$ 71.0), was allocated to Cost of sales and services - US$ 28.8 (2007 - US$ 28.7), Selling expenses - US$ 5.7 (2007 - US$ 14.2), Research and development expenses - US$ 13.6 (2007 - US$ 20.9), General and administrative expenses - US$ 2.1 (2007 - US$ 7.2). For 2006, the full amount was presented in operating expenses as employee profit sharing.

(q)	Research and development

Research and development costs are expensed when incurred and are recorded net of

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contributions from suppliers and recognized as research and development only when the Company has met its obligations under the provisions of the related supply agreements (Note 14). Net research and development expenses were US$ 197.0, US$ 259.7 and US$ 112.7, for 2008, 2007 and 2006, respectively. In 2008, 2007 and 2006, the Company recognized as a reductions of research and development expenditures of US$ 134.8, US$ 23.7 and US$ 36.0, respectively, for payments previously received from risk-sharing suppliers related to the certification of the EMBRAER 170/190 family and Executive family of aircraft and the fulfillment of other contractual milestones.

(r)	Stock compensation

On January 1, 2006, the Company adopted SFAS 123R “Share-Based Payment”, using the modified prospective application transition method without material impact to the financial statements. Prior to the adoption of SFAS 123R “Share-Based Payment, the Company applied Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock compensation plan.

(s)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2008, 2007 and 2006 are as follows:

Percentage

Federal income tax rate	25
Social contribution tax rate	9

Combined tax rate	34

The Company records income taxes in accordance with SFAS 109 - “Accounting for Income Taxes”. The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS 109 - “Accounting for Income Taxes”., deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates or inflation indexation adjustments in local currency for tax purposes.

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes”, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The effects of adoption had an insignificant impact on the financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The Company records interest and penalties on uncertain tax positions under interest expense.

(t)	Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS133 - “Accounting for Derivative Instruments and Hedging Activities”.

Accordingly, changes in the fair value of these derivative financial instruments are recorded in income and classified as a component of Interest income (expense) (Note 22).

(u)	Comprehensive income

SFAS 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income of the Company consists of net income, the effects of foreign currency translation adjustments on subsidiaries and commencing in 2006, the effects of recording the funded status of post-employment benefit plans in accordance with SFAS 158.

(v)	Compensated absences

The liability for future compensation of employee vacations is fully accrued as benefits are earned.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(w)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed. Actual results may differ from such estimates.

(x)	Goodwill

Goodwill is not amortized, but tested for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist.

Goodwill is tested for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value.

The acquisition of a 40% interest in ELEB for US$ 20.0, generated goodwill of US$ 14.5. The amount of US$ 5.5 was allocated as fair value adjustment of the assets acquired and liabilities assumed. Fair value of assets acquired and liabilities assumed were based on management’s studies. The excess purchase price was fully allocated to goodwill which was tested for impairment.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

4	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157, “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The adoption of SFAS 157 did not generate a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements (Note 34).

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company’s financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008. In connection with the amendment in SFAS 159 to SFAS 115, the Company changed its statement of cash flows classification policy for trading securities and classified purchase (sales) of trading securities under investing activities (Note 2 (a) (v)).

On September 12, 2008, the FASB issued a FASB Staff Position (“FSP”) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years (and interim periods within those fiscal years) ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company’s financial disclosures.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination”, which replaces SFAS 141, (issued 2001) “Business Combinations”. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

In March 2008, the FASB issued SFAS161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and early application is encouraged.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

5	Cash and Cash Equivalents

	2008	2007
Cash equivalents
Denominated in U.S. dollars (i)	1,005.1	1,122.9
Denominated in reais (ii)	100.1	59.0
Denominated in other currencies	4.7	12.8
Cash and bank balances
Denominated in U.S. dollars	14.3	27.9
Denominated in reais	217.7	12.0
Denominated in other currencies	49.4	72.8

	1,391.4	1,307.4

(i)	Represents time deposits, money market funds and overnight funds deposited overseas by consolidated subsidiaries.
(ii)	Mainly represented by money market funds with several financial institutions. These funds are exclusively for the benefit of the Company and managed by third parties and accrue monthly commission fees. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

6	Temporary Cash Investments

	2008	2007

Trading securities	800.4	1,183.0
Held-to-maturity	9.7	2.7

	810.1	1,185.7

At December 31, 2008 and 2007, the Company held investments in private investment money market funds, the assets of which primarily comprise of notes issued by the Brazilian Federal Government, banks certificates of deposits and debentures issued by public companies in Brazil. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The investments have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The Company considers these investments as securities held for trading purposes, with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. No assets of the Company are offered as collateral for these obligations and the creditors of the funds have no recourse against the general credit of the Company.

7	Trade Accounts Receivable

	2008	2007
Aviation services	315.5	206.0
Defense and government
Brazilian Air Force	95.4	68.9
Other	3.3	23.5
Commercial aviation	0.1	34.7
Others	61.6	92.2

	475.9	425.3
Less - allowance for doubtful accounts	(31.9)	(30.9)

	444.0	394.4

Less - current portion	438.1	354.7

Long-term portion	5.9	39.7

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

Unbilled accounts receivables relating to revenues from long-term defense contracts recognized under the POC method totaled US$ 10.8 at December 31, 2008 (2007 - US$ 2.8). The changes to the allowance for doubtful accounts are summarized as follows:

	2008	2007	2006
Beginning balance	30.9	29.4	25.2
Additions	5.3	6.4	5.7
Write-offs	(4.3)	(4.9)	(1.5)

Ending balance	31.9	30.9	29.4

Sales to customers in excess of 10% of the Company’s net sales were as follows:

	Net sales - %
	2008	2007	2006
Commercial Aviation
Northwest Airlines	10.5	—	—
Air Canada	—	13.1	11.5
Republic/Chautauqua	—	12.6	—
Jet Blue	—	—	11.1

8	Customer and Commercial Financing

	2008	2007
Operating lease equipment, at cost, less accumulated depreciation of US$ 63.2 (2007 - US$ 48.3) (i)	430.2	377.8
Notes receivable (ii)	88.8	36.9

	519.0	414.7

Less - current portion	8.6	4.3

Long-term portion	510.4	410.4

(i)	Rental income for leased aircraft amounted to US$ 39.9, US$ 44.2 and US$ 34.8 for 2008, 2007 and 2006, respectively. Minimum future rentals on non-cancelable operating leases for each of the five succeeding years are as follows at December 31, 2008:

Year

2009	31.9
2010	27.7
2011	13.7
2012	6.7
2013	7.1
Thereafter	18.3

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	Notes receivable represent sales financing, indexed at average interest rates of 4.6% per annum, with maturities through 2021.

The maturity schedule for notes receivables is as follows at December 31, 2008:

Year

2009	8.6
2010	8.6
2011	9.1
2012	8.3
2013	8.8
2014	8.3
Thereafter	37.1

88.8

9	Collateralized Accounts Receivable and Non-Recourse and Recourse Debt

Underlying lease transactions which, qualify as sales-type leases, result in the consolidation of the corresponding SPEs and in the recording of investments in minimum payments receivable and in the residual value, gross of unearned income which totaled US$ 893.5 and US$ 938.2, (net amount of US$ 478.7 and US$ 477.7) as of December 31, 2008 and 2007, respectively, and are presented as collateralized accounts receivable.

These transactions also resulted in the recording of non-recourse debt of US$ 58.5 and US$ 44.5, and recourse debt of US$ 446.1 and US$ 441.2 as of December 31, 2008 and 2007, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The components of investment in sales-type leases at December 31, 2008 and 2007, were as follows:

	2008	2007

Minimum lease payments receivable	430.3	465.1
Unearned income	(414.8)	(460.5)
Estimated residual value of leased assets	463.1	473.1

Investments in sales-type lease	478.6	477.7

Less - current portion	11.5	12.4

Long-term portion	467.1	465.3

The Company reassessed the residual value of the aircraft and did not have any “other than temporary” differences between carrying values and fair value.

Maturities of minimum payments receivable at December 31, 2008 are summarized as follows:

Year

2009	19.3
2010	20.6
2011	21.1
2012	24.8
2013	22.9
2014	19.9
Thereafter	301.7

430.3

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

10	Inventories

	2008	2007

Finished goods (i)	472.1	281.9
Work-in-process (ii)	1,070.6	965.3
Raw materials	894.2	970.0
Inventory in transit	364.7	240.2
Advances to suppliers	35.4	33.8

	2,837.0	2,491.2

Less - current portion	2,829.0	2,481.1

Long-term portion	8.0	10.1

(i)	Including one Legacy 600, two EMBRAER 170s, four EMBRAER 190s and one EMBRAER 195. Of these, the two EMBRAER 170s, the three EMBRAER 190s and the one EMBRAER 195 were delivered in 2009.
(ii)	Includes US$ 13.6 related to four pre-production series Phenom 100 and 300 aircraft (2007 - US$ 73.9 related to eight aircraft), which were in construction or in use under the certification campaign.

The amounts presented above are net of an obsolescence allowance. Changes to the valuation allowance were as follows:

	2008	2007	2006

Beginning balance	116.7	123.8	112.0
Additions	31.9	7.0	16.7
Write-off	(19.3)	(16.9)	(6.1)
Foreign exchange (gain) loss	(1.6)	2.8	1.2

Ending balance	127.7	116.7	123.8

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

11	Guarantee Deposits and Other Assets

	2008	2007

Guarantee deposits (i)	493.2	469.6
Court-mandated escrow deposits (ii)	123.4	146.0
Taxes recoverable (iii)	138.0	100.0
Spare part exchange pools (Note 3(g))	75.4	60.6
Unrealized gains on derivatives (Note 32)	29.9	8.1
Restricted cash from sales-type leases	27.7	23.9
Contribution from suppliers credit	20.0	—
Prepaid expenses	22.9	9.8
Credits with suppliers (iv)	15.6	32.2
Prepaid insurance	11.9	12.7
Advances to employees	10.9	12.4
Commission advances	10.1	10.5
Compulsory loans and bank guarantee deposits	8.0	12.2
Other	28.2	25.3

	1,015.2	923.3

Less - current portion	273.5	217.0

Long-term portion	741.7	706.3

(i)	Guarantee deposits comprise, principally:

(a)	US$ 299.7 relates to collateral for financing arrangements and residual value guarantees of certain aircraft sold (Note 35) (2007 - US$ 287.5). In the event the guarantor of the debt (an unrelated third party) is required to pay the creditors under such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw the escrow account. The deposited amounts will be released when the financing contracts mature (between 2013 and 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as Interest income by the Company under interest income (expenses) net. In order to enhance returns on such guarantee deposits the Company bought in 2004 structured notes in the face amount of US$ 123.4 with the depositary bank which generated interest of US$ 7.6 in 2008 (2007—US$ 7.6), which interest was added to the principal amount. This yield enhancement was obtained through a credit default swap transaction which provides the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, notes may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in the loss of all interest accrued on such note to date. The interest accrued as of December 31, 2008 was US$ 30.4.

(b)	US$ 185.4 (2007 - US$ 169.7) remunerated deposits with third party financial institutions as a pledge under a specific sale financing structure.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, primarily taxes and contributions which are being contested through the courts (Notes 17 and 19).
(iii)	Taxes recoverable refer mainly to PIS (Social Integration Program), COFINS (Contribution for Social Security) and ICMS (Value-added State Tax) credits recoverable on purchases of production inputs.
(iv)	Credits with suppliers represent rework performed by the Company, reimbursable by the suppliers.

12	Investments

	2008	2007

Held-to-maturity securities (i)	32.6	40.8
Trading securities (ii)	34.9	—
Other	1.2	1.7

	68.7	42.5

(i)	Held to maturity securities refer to Brazilian Federal Government National Treasury Notes (“NTNs”) acquired by the Company from customers, related to the equalization of interest rates to be paid under the Export Financing Program - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at present value. The interest earned is added to the balance and recorded as Interest income, as the Company intents to hold these securities until maturity.
(ii)	Brazilian government bonds, denominated in U.S. dollar, recorded at fair value with changes in fair value recorded in Interest income.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

13	Property, Plant and Equipment, Net

	2008			2007
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net	Useful life - years

Buildings and improvements	338.6	94.1	244.5	268.7	82.2	186.5	10 to 48
Machinery and equipment	411.7	257.6	154.1	364.0	244.1	119.9	5 to 17
Tooling	255.0	94.0	161.0	224.5	81.4	143.1	10
Construction in progress	74.4	0.0	74.4	30.2	0.0	30.2	—
Software	107.5	85.7	21.8	99.0	78.5	20.5	5
Installations	103.0	72.8	30.2	93.0	67.2	25.8	10 to 31
Furniture and fixtures	40.5	22.4	18.1	33.2	21.1	12.1	5 to 10
Computers and peripherals	57.3	43.9	13.4	55.5	44.3	11.2	5
Land	9.2	0.0	9.2	3.4	0.0	3.4	—
Vehicles	12.6	9.2	3.4	12.2	9.1	3.1	5 to 14
Capital lease	47.9	44.3	3.6	47.1	44.2	2.9	5
Aircraft (*)	23.3	21.9	1.4	15.8	11.6	4.2	5 to 20
Other	3.3	0.5	2.8	4.2	1.1	3.1	5

	1,484.3	746.4	737.9	1,250.8	684.8	566.0

(*)	These aircraft are used for demonstration and internal purposes.

Interest charges capitalized in 2008, 2007 and 2006 were US$ 3.0, US$ 1.6 and US$ 0.9, respectively.

14	Contribution from Suppliers

The Company has agreements with key suppliers to assure their participation in Research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company’s right to such contributions to its meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as a reduction to Research and development expenses when contractual milestones are achieved, and no ongoing obligation by the Company exists.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

15	Other Payables and Accrued Liabilities

	2008	2007

Unrealized losses on derivatives (Note 32)	166.5	10.9
Unearned income (i)	116.5	113.7
Accrued payroll and related charges	111.2	140.1
Product warranties (ii)	96.1	104.9
Sundry creditors	56.3	79.5
Accrued employee profit sharing (Note 3(p))	44.4	61.9
Deferred income (iii)	44.1	47.6
Provision related to financial guarantee (Note 35)	27.4	24.5
Product improvement accruals (ii)	21.5	21.4
Accrued materials	3.8	15.1
Security deposit	4.9	5.6
Insurance	4.2	4.4
Financial credits	3.3	4.0
Post-retirement benefits (Note 23)	2.8	2.0
Other	32.3	30.0

	735.3	665.6

Less - current portion	565.4	466.6

Long-term portion	169.9	199.0

(i)	Represent unearned income from sales of spare parts, services related to technical assistance and training of mechanics and crews which will be recognized when the product or service is provided to the customer.
(ii)	Includes warranty and contractual obligations to implement improvements to aircraft sold (Note 35).
(iii)	Refers to certain aircraft sales that, due to contractual obligations are accounted for as operating leases.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

16	Advances from Customers

	2008	2007

Denominated in U.S. dollars	1,583.1	1,137.1
Denominated in reais	17.6	32.5

	1,600.7	1,169.6

Less - current portion	1,151.5	801.6

Long-term portion	449.2	368.0

The advances denominated in Brazilian reais are translated to U.S. dollars at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17	Taxes and Payroll Charges Payable

	2008	2007

Disputed taxes and social charges (*)	332.1	485.2
Current taxes (other than taxes on income)	54.4	57.0
Refinanced INSS (social security contribution on rural worker’s compensation)	14.9	22.8

	401.4	565.0

Less - current portion	57.5	98.2

Long-term portion	343.9	466.8

(*)	As described more fully below, the Company is challenging through legal proceedings the merit and constitutionality of certain taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and accruing interest calculated based on the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do were the Company’s position in these lawsuits not prevail. The SELIC rate was 13.66% as at December 31, 2008 (2007 - 11.18%).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

A brief description of the Company’s legal challenges is set forth below:

(i)	The Company is challenging the basis for calculating COFINS and PIS and the incidence of this tax in certain periods. As a result of favorable unappealable decisions of the Supreme Court of Justice on September 6, 2007 and October 5, 2007, respectively, the Company reversed US$ 194.7 in 2007 of which US$ 163.6 related to the COFINS tax and US$ 31.1 to the PIS tax. The reversal was recorded as follows: (i) US$ 104.8 in other operating income (expenses), net (Note 29) and (ii) US$ 89.9 in Interest income (expenses), net. The remaining balance relates to PIS and COFINS taxes of US$ 57.6 for which the Company has a corresponding escrow deposit which is being challenged in the lower courts.

(ii)	The Company is challenging the payment of the Social Contribution tax on export sales revenue and is claiming the right to offset part of these credits against IPI (Tax on Industrialized Products) credits on the acquisition of non-taxable or zero-rated raw material inputs. Since 2007, the Company obtained a favorable decision from the Supreme Court of Justice to avoid the payments until a final decision. The administrative proceeding of IPI (Tax on Industrialized Products) resulted in partial final decision against the Company’s interests and was paid. Only the penalties were deposited judicially. The amounts of taxes accrued but not paid related to this claim was US$ 192.4 as of December 31, 2008 (2007 – US$236.6). The Company is challenging the right to offset IPI (Federal Excise Tax) credits on the acquisition of non-taxable or zero-rated raw material inputs against income and Social Contribution taxes. The amount of taxes accrued but not paid related to this claim as of December 31, 2008 was US$11.8 (2007 – US$49.7).

(iii)	The Company is required to pay to the government an SAT levy (Workers Compensation Insurance) at a rate of 3% of wages. In June 2008, the Company obtained a court order to reduce the tax rate to 1% and the difference has been accrued. In 2008 the Company reversed US$ 4.1, relating to the differences in rates. Additionally, the Company reversed US$ 31.0 related to “INSS Trimestralidade” due to the decadence (lapsing of the right of action) of the Government’s right to constitute credits on social security claimed judicially.

Court-mandated escrow deposits are made as required (Note 11).

18	Liabilities Associated With Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48 from 2007, recording the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, reversing and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date. As of December 31, 2008 and 2007, the Company has recorded an insignificant amount for any uncertainty in income taxes. The Company and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

19	Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and has made provisions when management believes that it can reasonably estimate probable losses. In connection with some of these proceedings, court-mandated escrow deposits, recorded in other assets, are made which will only be released to the Company upon a final judgment in its favor. The provisions for tax contingencies and other litigation and the corresponding deposits are as follows:

	2008		2007
	Court-mandated escrow deposits (Note 11)	Provisions	Court-mandated escrow deposits (Note 11)	Provisions
Labor related (i)	—	22.6	—	27.3
Tax related (ii)	5.6	20.3	7.1	25.7
Civil related	—	6.2	—	6.4

	5.6	49.1	7.1	59.4

Less - current portion	—	9.5	—	7.0

Long-term portion	5.6	39.6	7.1	52.4

(i)	The labor lawsuits relate to claims brought by trade unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.
(ii)	This provision relates primarily to income tax and social contribution contingencies arising from tax assessments which are being challenged and for which a final decision is pending.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The activity in the provision account was as follows:

	Labor contingencies	Tax contingencies	Civil disputes	Other

At December 31, 2006	32.2	21.7	2.6	8.1
Additions	4.0	2.9	3.3	—
Interest	4.0	1.3	—	—
Payments/reversals	(18.0)	(4.7)	—	(8.1)
Translation adjustments	5.1	4.5	0.6	—

At December 31, 2007	27.3	25.7	6.5	—

Additions	1.0	—	0.8	—
Interest	2.7	0.7	0.5	—
Payments/reversals	(1.9)	—	—	—
Translation adjustments	(6.5)	(6.1)	(1.6)	—

At December 31, 2008	22.6	20.3	6.2	—

In addition, management does not believe that the lawsuits and administrative proceedings discussed above will, individually or in the aggregate, have a material adverse effect on the Company’s business nor does management expect such lawsuits or proceedings to materially impact cash flows of the Company, results of operations or financial condition. Other matters involving possible loss contingencies were not significant at the balance sheet dates.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

20	Loans and Financing

Description	Final maturity	Currency	Annual interest rate - %	2008	2007

Foreign currency
Working capital	2017	U.S. dollar	2.55 to 8.69 LIBOR 6M and 12M + 0.55	545.7	543.0

	2011	Euro	EURIBOR plus 0.45 to 1.12 4.48	46.5	42.8

	2009	Sterling	6.20	0.1	1.3
	2009	Chinese yuan	2.53	22.0	4.1

Advances on foreign exchange contracts	2009	U.S. dollar	4,20% to 8,50%	341.2	13.8

Project development	2016	U.S. dollar	LIBOR plus 0.875 to 1.75	135.0	160.7

Export financing	2010	U.S. dollar	6.30 to 7.81	55.9	55.9

Acquisition of materials	2012	U.S. dollar	4.12 to 5.95; LIBOR plus 1.10	36.9	123.8

Property and equipment	2035	U.S. dollar	3.53 to 5.35	25.7	26.8

				1,209.0	972.2

Brazilian reais
Export financing	2010	Reais	TJLP plus 2.09 to 2.10	545.2	715.8

Project development	2015	Reais	TJLP plus 5.0	71.2	64.0

Working capital	2008	Reais	13.84	—	1.0

				616.4	780.8

Total debt				1,825.4	1,753.0

Less - current portion				529.3	932.7

Long-term portion				1,296.1	820.3

Definitions:

•

LIBOR means London Interbank Offered Rate, fixed semiannually or annually, varying in accordance with the related loan agreement, and was 1.75% to 2.00% p.a. at December 31, 2008 (2007- 4.60% to 4.22% p.a.).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

•	Euribor means Euro Interbank Offered Rate fixed semiannually, and was 2.97% p.a. at December 31, 2008 (2007 - 4.71% p.a.).

•	TJLP means the Brazilian Federal Government nominal Long-term Interest Rate, fixed quarterly and was 6.25% p.a. at December 31, 2008 (2007 - 6.25% p.a.).

•	CDI means the Brazilian Interbank Deposit Rate, compounded daily and was 13.62% p.a. at December 31, 2008 (2007 -11.12% p.a.).

As of December 31, 2008 the Company had a banking standby facility of US$ 500.0, the maintenance cost for which is recorded as an expense. No draw-downs were made in 2008 or 2007. From March, 6 to April, 3, 2009 the Company had drew-down the total amount of US$ 182.6 under the banking standby facility and the remaining US$317.4 is available for the Company’s usage.

The foreign currency exchange rates (expressed in units per US$ 1.00) related to the Company’s main debt instruments were as follows at December 31, 2008:

	2008	2007

Brazilian reais	2.337	1.771
Euro	0.722	0.679
Chinese yuan	6.823	7.304
Libra sterling	0.684	0.497

Maturities of long-term debt as of December 31, 2008, including accrued interest, are as follows:

Year

2010	705.7
2011	49.6
2012	63.4
2013	24.2
2014	17.5
Thereafter	435.7

1,296.1

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The table below shows of the weighted average interest rates on loans by currency as of December 31, 2008:

	Percentage
	2008	2007

U.S. dollars	6.02	6.24
Brazilian reais	8.94	7.99
Chinese yuan	4.32	6.48
Euro	3.83	5.13
Sterling	6.20	6.30

At December 31, 2007, US$ 169.7 of debt is secured by a combination of mortgages on real estate, mortgages on machinery and equipment and by an escrow account.

Restrictive covenants

Loan agreements with certain financial institutions, representing US$ 201.4 at December 31, 2008 (2007 - US$ 318.4), US$ 139.1 of which is classified as long-term (2007 - US$ 213.2), contain certain restrictive covenants. These require that the Company maintain a maximum leverage ratio of 3.5:1 (debt to EBITDA - earnings before interest, taxes, depreciation and amortization (based on U.S. GAAP figures) and a minimum debt service coverage ratio of 3.0:1 (EBITDA to financial expenses based on U.S. GAAP figures) and that the Company’s shareholders’ equity be higher than R$ 2.3 billion. In addition, there are other general restrictions related to new pledges of assets, significant changes in control, disposition of assets, dividend payments during an event of default and transactions with affiliates. As of December 31, 2008, the Company was in compliance with all restrictive covenants, except for its subsidiary OGMA, whose financial debt to EBITDA ratio was in excess of contractually agreed levels (2.74:1 versus 1.80:1). The subsidiary obtained a waiver from the creditor after December 31, 2008, and, as a result, there was no cross-default that was triggered under clauses of any of our other contracts.

21	Operating and Capital Lease Obligations

The Company leases land, equipment, computers and peripherals under non-cancelable agreements which are classified as operating leases. Rental expense for leased properties under operating leases was US$ 7.9, US$ 6.1 and US$ 5.4 for 2008, 2007 and 2006, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

Future minimum operating lease payments as at December 31, 2008 under non-cancelable lease agreements are as follows:

Year

2009	6.5
2010	4.5
2011	1.8
2012	0.8
2013	0.8
Thereafter	12.8

27.2

Obligations under capital leases mainly relate to the lease of software and equipment with terms through 2014 with implicit interest rates which range from 5.7% to 8.3% per annum. The software and equipment are being depreciated over five years.

Future minimum lease payments as at December 31, 2008, including implicit interest, are as follows:

Year

2009	5.4
2010	4.0
2011	3.4
2012	2.6
2013	2.3
Thereafter	1.8

19.5

Less - implicit interest	(0.1)

Capital lease obligations	19.4

Less - current portion	5.5

Long-term portion	13.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

22	Interest Income (Expense), Net

	2008	2007	2006

Interest income
Temporary cash investments and cash and cash equivalents	72.8	165.7	162.0
Interest on NTN, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	35.7	47.9	58.3
Gain on early repayment of loans	—	—	47.0
Other	1.9	15.4	2.4

	110.4	229.0	269.7

Interest expense
Interest and commissions on loans	(101.8)	(112.6)	(87.6)
Interest on taxes and payroll charges under litigation (Notes 17 and 19) and on refinanced taxes	(9.7)	46.8	(40.9)
CPMF (Tax on Bank Account Transactions)	—	(23.7)	(23.6)
Structured financing costs	(1.7)	(6.4)	(4.7)
Other	(11.8)	(10.1)	(4.8)

	(125.0)	(106.0)	(161.6)

Gain (loss) on derivatives (*)	(148.3)	38.5	7.6

Indexation charges and foreign exchange gains (losses), net	(8.5)	1.9	(10.3)

Interest (expenses) income, net	(171.4)	163.4	105.4

(*)	In 2008 Embraer holds derivative positions, mostly Non-Deliverable Forward (“NDF”), to mitigate the effects of foreign currency volatility from its exposure to the Brazilian currency (Note 32).

23	Post-Retirement Benefits

(a)	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan is managed by a Brazilian pension fund controlled by Banco do Brasil, a related party. Contributions by the Company to the plan in 2008, 2007 and 2006 were US$ 18.2, US$ 15.9 and US$ 12.9, respectively.

(b)	Defined benefit plan

Embraer Aircraft Holding Inc., a wholly-owned subsidiary, sponsored a defined benefit pension plan and a post-retirement medical care plan. In September 2005, termination of the defined benefit pension plan was approved for which regulatory consent was obtained in March 2006. As a result, the participants became fully vested and the plan’s net assets were distributed to participants during 2006.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

During 2007, the Company made changes to the postretirement medical plan. Certain employees were terminated from the postretirement medical plan and enrolled in a non-qualified deferred compensation plan. This resulted in the reduction of the projected benefit obligation as of December 31, 2007, of US$ 2.5, which was recognized as a curtailment gain. Certain employees and existing retirees currently receiving benefits under the current plan, remain in the postretirement medical plan at December 31, 2007. The projected benefit obligation under the new non-qualified deferred compensation plan is included in other noncurrent liabilities as of December 31, 2008.

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the service. The change in the benefit obligations for the years ended December 31, 2008 and 2007 is summarized as follows:

	Other post-retirement benefits
	2008	2007

Benefit obligation - beginning of year	3.9	7.0
Amendments	—	(3.7)
Service cost	—	0.7
Interest cost	0.2	0.4
Actuarial (gain) loss	0.1	(0.2)
Benefits paid to participants	(0.1)	(0.3)

Benefit obligations - end of year	4.1	3.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The changes in plan assets for the years ended December 31, 2008 and 2007 are as follows:

	Other post-retirement
	2008	2007

Fair value of plan assets - beginning of the year	1.9	2.0
Actual return on plan assets	(0.4)	0.1
Benefits paid to participants	(0.2)	(0.2)

Fair value of plan assets - end of the year	1.3	1.9

The net prepaid (accrued) benefit cost as of December 31, 2008 and 2007 is included in Other payables and accrued liabilities (Note 15) and its components are summarized as follows:

	Other post-retirement benefits
	2008	2007

Accrued cost - Funded status	(2.8)	(2.0)

The principal actuarial assumptions utilized at December 31, 2008 and 2007 are as follows:

	Other post-retirement benefits - %
	2008	2007

Average discount rate	5.75	5.75
Net periodic benefit cost	6.25	5.75
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The Company does not expect to make any contribution during 2009 to the post-retirement medical care plan. The following benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan:

Year	Other post-retirement benefits

2009	0.3
2010	0.3
2011	0.3
2012	0.3
2013	0.3
2014 - 2018	1.3

2.8

The components of net periodic benefit cost as of December 31, 2008, 2007 and 2006 are as follows:

	Pension benefits	Other post-retirement
	2006	2008	2007	2006

Service cost	—	—	0.7	0.8
Interest cost	0.1	0.2	0.4	0.4
Expected return on plan assets	(0.1)	(0.1)	(0.1)	(0.1)
Amortization of prior service cost	—	(0.2)	(0.3)	(0.2)
Amortization of loss	—	0.1	0.1	0.1

Net periodic benefit cost (benefit)	—	—	0.8	1.0

Curtailment credit	—	—	(2.6)	—

Net cost (benefit)	—	—	(1.8)	1.0

The net benefit cost (benefit) is included in Selling expenses and General and administrative expenses.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7%, 8% and 8%, was assumed for 2008, 2007 and 2006, respectively. The rate is expected to decrease gradually to 5% by 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Decrease	One percentage point Increase

Effect on total of service and interest cost components	—	—
Effect on the post-retirement benefit obligation	(0.4)	0.5

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

24	Shareholders’ Equity

Each common share is entitled to one vote at General and Special Shareholders’ Meetings, subject to certain limitations specified in the bylaws. Preferred shares, which were in issue through March 2006, were non-voting. Pursuant to the Company’s bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of the Company’s shares on the Novo Mercado of the BOVESPA, the Company can no longer issue shares without voting rights or with restricted voting rights.

(a)	Brazilian Government Golden share

The Brazilian Government holds one special common share, with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

(i)	Change of the Company’s name or its corporate objective.

(ii)	Alteration and/or application of the Company’s logo.

(iii)	Creation and/or modification of any military programs (whether or not the Federal Republic of Brazil is involved).

(iv)	Training third parties in technology for military programs.

(v)	Interruption of the supply of maintenance and spare parts for military aircraft.

(vi)	Transfer of the Company’s stock control.

(vii)	Any changes in (i) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Purchase of shares for treasury

On December 7, 2007, the Board of Directors approved a share buyback program of up to 16,800,000 shares to be effected within 120 days on the BOVESPA stock exchange.

At December 31, 2008, 16,800,000 shares had been acquired and were held in treasury totaling US$ 183.7 (2007 – 70,000 shares for US$ 0.8).

(c)	Appropriated retained earnings

In accordance with the Brazilian Corporate Law and the Company’s by laws, the Company is required to make appropriations to certain reserves (“Appropriated retained earnings”). These comprise (i) an allocation of 5% of annual net income attributable to Embraer determined under BR GAAP to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses; and (ii) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to research and development. The legal and investment incentives reserves cannot be used to distribute dividends to the shareholders.

(d)	Unappropriated retained earnings

Retained earnings under BR GAAP are statutorily restricted by a reserve for discretionary appropriations (“Reserve for Investments and Working Capital”), which allocation to such reserve was ratified by the Company’s shareholders for plant expansion and other capital projects. The amount restricted is based on an approved capital budget presented by management. After completion of such projects, the Company may elect to retain the amounts in this reserve until the shareholders vote to transfer all or a portion of the reserve to capital or to distributable retained earnings.

The Company’s Board of Directors will submit for approval at the 2009 General Shareholders’ Meeting the appropriation of 100% of net income attributable to Embraer for 2008, after allocation to the legal reserve appropriations for dividend distributions and after a reserve for investments and working capital, the latter to be mainly designated for:

(i)	Research and development for the EMBRAER 170/190 family of aircraft and a new family of executive jets;

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	New technologies, processes and management models to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

25	Dividends

Brazilian legislation permits the payment of cash dividends only from BR GAAP unappropriated retained earnings and certain reserves determined as per the Company’s statutory accounting records. At December 31, 2008, unappropriated retained earnings of R$ 1,173.3 (2007 – R$ 464.6 as previously reported), 2007 – R$ 1,283.1 after law 11.638/07 adjustments, were recorded in the statutory books. In conformity with the Company’s bylaws, shareholders are entitled to minimum mandatory dividends equivalent to 25% of annual net income attributable to Embraer determined in accordance with BR GAAP.

Brazilian companies are permitted to pay interest on capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments of interest on capital to shareholders. Interest on capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

Dividends and interest on capital distributions were paid are as follows:

			Dividends per share
Date of declaration	U.S. dollars	Reais	U.S. dollars	Reais

June 12, 2006 - interest on capital	51.8	114.4	0.0702	0.1549
September 15, 2006 - interest on capital	42.4	92.3	0.0574	0.1250
September 15, 2006 - dividends	16.3	35.6	0.0221	0.0481
December 15, 2006 - interest on capital	40.0	85.0	0.0537	0.1149

Total distribution in 2006	150.5	327.3

March 9, 2007 - interest on capital	21.1	43.4	0.0286	0.0587
June 11, 2007 - interest on capital	26.0	50.0	0.0351	0.0676
September 14, 2007 - interest on capital	81.4	149.6	0.1099	0.2022

Total distribution in 2007	128.5	243.0

December 7, 2007 - interest on capital	46.7	82.8	0.0631	0.1118
March 7, 2008 - dividends	69.4	123.0	0.0958	0.1696
March 7, 2008 - interest on capital	37.7	65.9	0.0520	0.0909
June 13, 2008 interest on capital	40.7	65.4	0.0562	0.0903
September 12, 2008 - interest on capital	48.5	92.9	0.0671	0.1284

Total distribution in 2008	243.0	430.0

26	Earnings per Share

Basic earnings per common share was computed by dividing net income attributable to Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Undistributed net income attributable to Embraer is computed by deducting total dividends from net income attributable to Embraer.

As a result of the Company’s restructuring in March 2006, its capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Common
	2008	2007	2006

Basic numerator
Actual dividends declared/paid	243.0	128.5	150.5
Basic allocated undistributed earnings	145.7	360.8	239.6

Net income attributable to Embraer available to common shareholders	388.7	489.3	390.1

Basic denominator
Weighted average number of shares (thousands)	726,084	740,142	739,904

Basic earnings per share - U.S. dollars	0.5354	0.6611	0.5273

Diluted numerator
Actual dividends declared/paid	243.0	128.5	150.5
Diluted allocated undistributed earnings	145.7	360.8	239.6

	388.7	489.3	390.1

Diluted net income attributable to Embraer available to common shareholders	388.7	489.3	390.1

Diluted denominator
Weighted average number of shares outstanding (thousands)	726,084	740,142	739,904
Dilutive effects of stock options	—	0,905	2,999

Diluted weighted average shares	726,084	741,047	742,903

Diluted earnings per share - U.S. dollars	0.5354	0.6603	0.5250

27	Stock Compensation

In 1998 the Company’s shareholders approved a stock option plan for management and employees, under continuous employment for at least two years. The Administration Committee is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 common shares were authorized to be granted through May 2003. Options were granted with an exercise price in real equal to the weighted average price of the Company’s preferred shares traded on the BOVESPA in the 60 trading days prior to the grant date, increased or decreased by 30%, as determined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day-period. These options

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

generally vest as follows: 30% after three years, 30% after four years, and 40% after five years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

As of December 31, 2007, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 18,666,578 preferred shares, net of 1,333,422 shares which were forfeited, as the grantees are no longer employees of the Company (2006 - 400 lots of 50,000 shares each, totaling 18,941,578 preferred shares, net of 1,058,422 shares which were forfeited).

Following the Corporate Restructuring, all the preferred shares were converted into common shares.

During 2006 and 2007, 1,292,094 and 561,130 options were exercised, in the total amount of US$ 5.1 and US$ 3.6 respectively. During 2008 no options were exercised and the sock option plan was closed. No compensation expense was recorded for the years presented. On March 1, 2002, the Administration Committee granted an additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. The total number of additional options granted was 637,318, with an exercise price of R$ 14.99 (which was higher than the market price of the preferred shares on the date of grant).

Information regarding options granted to management and employees is presented below (options in thousands):

	2008		2007		2006
	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)

Outstanding at beginning of year	1,353	22.00	2,225	18.30	3,761	15.14
Exercised	—	—	(561)	12.07	(1,292)	8.61
Canceled or expired	(1,353)	(22.00)	(311)	13.84	(244)	20.87

Exercisable at end of year	—	—	1,353	22.00	2,225	18.30

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

28	Income Taxes

Income tax expense is comprised of the following:

	2008	2007	2006

Current	(11.6)	(33.5)	(45.7)
Deferred	—	—	—
Temporary differences	(27.6)	14.5	0.2
Tax loss carryforwards	(1.9)	16.3	1.1

Total deferred	(29.5)	30.8	1.3

Income tax expense	(41.1)	(2.7)	(44.4)

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The reconciliation of reported income tax expense to the amount calculated based on the Brazilian combined nominal statutory tax rate is summarized as follows:

	2008	2007	2006

Income before taxes as reported	437.3	499.9	444.2
Combined Brazilian statutory income tax rate - %	34	34	34

Tax expense at statutory income tax rate	148.7	170.0	151.0

Translation effects (including SFAS 109 paragraph 9(f))	(22.5)	(57.1)	(36.9)
Benefit from distribution of interest on capital	(43.3)	(59.6)	(45.6)
Research and development tax incentives	(37.6)	(31.2)	(16.9)
Other tax incentives	(1.8)	(1.4)	—
Change in deferred tax valuation allowance	(1.3)	(0.2)	0.5
Non-deductible expenses, net	4.8	3.3	6.4
Differences in foreign jurisdiction tax rates	(13.6)	(19.2)	(11.2)
Equity in earnings (loss) of affiliates	0.0	0.1	(0.0)
Other	7.7	(2.0)	(2.9)

Income tax expense as reported	41.1	2.7	44.4

Deferred tax assets and liabilities are comprised of the following:

	2008	2007

Deferred tax assets
Temporary differences
Deferred deductibility of research and development and other charges	162.3	245.7
Accrued expenses temporarily not tax deductible	146.2	94.8
Accrued taxes other than taxes on income	76.7	82.8
Accrual for product warranties and improvements	39.5	43.8
Differences in tax basis of inventory	30.0	35.2
Differences in tax basis of property, plant and equipment	7.9	11.0
Accrued post-retirement benefits	0.9	0.9
Other	23.0	29.3
Tax loss carryforwards (i)	21.8	25.0
Valuation allowance (ii)	(2.3)	(3.5)

Total deferred tax assets	506.0	565.0

Deferred tax liabilities
Temporary differences
Deferred deductibility of research and development and other charges	(234.5)	(270.3)
Differences in tax basis of property, plant and equipment	(14.1)	(17.2)
Other	(29.5)	(20.1)

Total deferred tax liabilities	(278.1)	(307.6)

Net deferred tax asset	227.9	257.4

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(i)	Tax loss carryforwards are derived from:

	2008	2007

Brazilian entities	19.6	21.5
Foreign jurisdictions	2.2	3.5

	21.8	25.0

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses from foreign subsidiaries are not subject to any statute of limitations.

(ii)	The valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

(iii)	Changes in the valuation allowances are as follows:

	2008	2007	2006

Beginning balance	3.5	3.7	3.2
Additions	2.1	0.9	0.7
Reversals	—	—	(0.2)
Write-off	(3.4)	(1.1)	—

Ending balance	2.2	3.5	3.7

29	Other Operating Income (Expenses), Net

	2008	2007	2006

Product modifications	(11,2)	(3,4)	(1,6)
Contractual fines	8,2	(9,7)	12,7
Provision for contingencies and disputed taxes (*)	(2,1)	94,5	3,8
Sales-type lease gain (loss), net	—	1,4	(12,6)
Royalties	10,1	(1,4)	1,8
Other	11,0	(3,1)	(2,5)

	16,0	78,3	1,6

(*)	In 2007 mainly includes the reversal of US$ 104.8 of PIS/COFINS provisions following a favorable judicial decision (Note 17).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

30	Foreign Exchange Gain (Loss), Net

Foreign exchange gains and losses result from the remeasurement to US dollars, as follows:

	2008	2007	2006

Assets
Cash and cash equivalents	(92.4)	163.5	23.8
Trade accounts receivable	(18.7)	15.2	(0.7)
Tax recoverable and deferred	(10.0)	70.7	3.1
Other assets	(15.8)	27.6	8.0

Exchange (loss) gain on assets	(136.9)	277.0	34.2

Liabilities
Taxes	100.1	(156.4)	(12.2)
Loans	47.9	(93.8)	(7.1)
Provisions	21.2	(22.9)	(3.9)
Trade accounts payable	14.7	(8.3)	(8.1)
Other liabilities	24.7	(33.3)	(6.9)

Foreign exchange gain (loss) on liabilities	208.6	(314.7)	(38.2)

Foreign exchange gain (loss), net	71.7	(37.7)	(4.0)

31	Related-Party Transactions

Brazilian Government

The Company considers Banco do Brasil S.A., which is controlled by the Brazilian Federal Government and is one of the Company’s shareholders, to be a related party. In addition, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, the Brazilian Air Force and Banco Nacional de Desenvolvimento Econômico e Social - BNDES are also controlled by the Brazilian Federal Government and, therefore, are considered by the Company to be related parties.

The Brazilian Government, principally through the Brazilian Air Force, has participated in the development of the Company since its inception. For the years ended December 31, 2008, 2007 and 2006, the Brazilian Air Force accounted for 3.4%, 1.8% and 1.9% of the Company’s net sales, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

BNDES and Banco do Brasil S.A have several transactions with the Company, mainly debt financing and other bank transactions, such as depositary services for cash equivalents and a provider of certain line of credit facilities.

Transactions with such related parties are summarized as follows:

	2008
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	252.9	—	252.9
Trade accounts receivable	95.4	—	—	95.4
Other assets	—	187.1	—	187.1

Liabilities	—	—	—	—
Loans and financing	—	241.2	558.4	799.6
Recourse and non-recourse debt	—	286.7	30.1	316.8
Advances from customers	43.8	—	—	43.8

Results of operations	—	—	—	—
Net sales	214.1	—	—	214.1
Interest income	—	10.6	—	10.6
Interest expense	—	18.3	40.4	58.7

	2007
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	174.4	—	174.4
Trade accounts receivable	68.9	—	—	68.9
Other assets	—	179.1	1.3	180.4

Liabilities
Loans and financing	—	12.1	728.2	740.3
Recourse and non-recourse debt	—	271.4	20.1	291.5
Advances from customers	63.2	—	—	63.2

Results of operations
Net sales	96.9	—	—	96.9
Interest income	—	32.1	—	32.1
Interest expense	—	18.2	45.0	63.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

	2006
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	78.7	—	78.7
Trade accounts receivable	87.3	—	—	87.3
Other assets	—	327.8	1.8	329.6

Liabilities
Loans and financing	—	66.7	292.3	359.0
Recourse and non-recourse debt	—	318.6	511.2	829.8
Advances from customers	17.5	—	—	17.5

Results of operations
Net sales	70.8	—	—	70.8
Interest income	—	—	—	—
Interest expense	—	20.0	18.1	38.1

32	Financial Instruments and Risk Management

The Company is primarily engaged in the assembly and sale of aircraft to various markets. More than 95% of the Company’s sales are exports and sales prices are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local cost overheads are Brazilian real-denominated.

Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by taxes recoverable and payable, cash equivalents and loans, in Brazilian reais, to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to its projected future cash flows.

The Company’s market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on projected future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments, the Company exposes itself to credit risk (Note 33).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Interest rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and in euros. The Brazilian real-denominated debt bears interest at a variable rate based on the TJLP and the euro-denominated debt bears interest at fixed rates.

The Company’s interest rate risk management strategy may use derivative instruments to mitigate interest rate volatility.

(b)	Foreign exchange rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in foreign exchange rates. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and euro/U.S. dollar exchange rates. The Company aims to mitigate its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward cross-currency interest rate swap contracts and “NDF’s” to implement this strategy.

(c)	Derivative financial instruments

Derivative instruments outstanding as of December 31, 2008, are as follows:

2008
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/(loss) fair value

Project development	Swap (variable interest into fixed interest - US$)	2009 to 2016	130,2	5.910	(10,3)
Export financing	Cross currency swap (US$ fix to a percentage of CDI)	2009	130,0	Asset 5,26 p.a. + FX variation (US$ - R$) liability 99 of CDI	— 1.1
Non-recourse and recourse debt	Swap (fixed interest into variable interest US$)	2019	185,9	5.958	— 28,8

					19,6

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

2008
Underlying transactions	Type	Original currency	Negotiated currency	National amount	Gain/(loss) fair value

Future exports	NDF	U.S. dollars	Reais	575.0	(156.1)

					(156.1)

2007
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/(loss) fair value

Import financing	Swap (interest + US$ into R$ + CDI + fixed interest rate)	2008	4.8	64,95 of CDI	0.0 (8.0)
Project development	Swap (variable interest into fixed interest - US$)	2008 to 2016	200.8	6,010	0.0 (2.9)
Export financing	Swap (CDI into dual currency - the greater than exchange variation or CDI)	2008	2.50	100 exchange variation (US$ - R$) or 75 of CDI	0.0 0.0

					(10.9)

2007
Underlying transactions	Type	Original currency	Negotiated currency	National amount	Gain/(loss) fair value

Suppliers	NDF	GBP	U.S. dollars	0.3	0.0
Accounts receivable	NDF	U.S. dollars	Reais	250.0	8.1

					8.1

33	Concentration of Credit Risk

The Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales (Notes 9 and 35).

Financial instruments which may potentially subject the Company to concentrations of credit risk include (a) cash and cash equivalents, (b) trade and other accounts receivable, (c) customer commercial financing (d) advances to suppliers and (e) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to facilitate customer financing.

34	Fair Value of Financial Instruments

(a)	SFAS 157 adoption

The Company adopted SFAS 157, effective January 1, 2008, as discussed in Note 4(a), which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS 157, “fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS 157 and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2008
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Trading securities	633.2	92.4	109.7	835.3
Derivatives	—	29.9	—	29.9

Liabilities
Derivatives	—	166.5	—	166.5

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The table below presents a reconciliation for the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2008 to December 31, 2008.

Fair value measurements using significant unobservable inputs (level 3) at December 31, 2008

Beginning balance
Purchases	120.0
Losses (unrealized)	(10.3)

Ending balance	109.7

Level 3 investment securities primarily relate to certain investment positions in a exclusive fund which invests in 9 different hedge funds in the total amount of US$ 109.7, that are accounted for as trading securities under SFAS No. 115. Due to the market turmoil, a portion of the assets held by the funds may not have an active market price and, as a consequence, considerable assumptions were made by each of the managers of the funds in the determination of the market value of those assets, including third party appraisal valuations.

Gains and losses included in the income statement for the year ended December 31, 2008 are recorded under interest income (expense).

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The estimated fair values of financial instruments are as follows:

	2008		2007
	Carrying Amounts	Fair value	Carrying amounts	Fair Value

Financial assets
Cash and cash equivalents	1,391.4	1,391.4	1,307.4	1,307.4
Trading securities	836.5	836.5	1,183.0	1,183.0
Trade accounts receivable, net	444.0	444.0	394.3	394.3
Guarantee deposits (Note 11)	493.2	493.2	469.6	469.6
Held-to-maturity securities	42.2	40.3	43.5	40.6
Derivatives	29.9	29.9	8.1	8.1

Financial liabilities
Loans and financing	1,825.4	1,688.7	1,753.0	1,827.3
Trade accounts payable	1,078.1	1,078.1	912.9	912.9
Derivatives	166.5	166.5	10.9	10.9

35	Off-Balance Sheet Arrangements

The Company participates in certain off-balance sheet arrangements, in the normal course of business, including by providing guarantees, repurchase obligations, trade-in and product warranty commitments.

(a)	Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee is made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company bears the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying asset meet tight specific return conditions.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	2008	2007

Maximum financial guarantees	1,537.4	1,701.6
Maximum residual value guarantees	754.0	946.4
Mutually exclusive exposure (*)	(393.9)	(415.4)
Provisions and liabilities recorded	(27.4)	(24.5)

Off-balance sheet exposure	1,870.1	2,208.1

Estimated proceeds from performance guarantees and underlying assets	2,013.5	2,352.7

(*)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, the residual value and financial guarantees have not been combined to calculate the maximum exposure.

As of December 31, 2008 and 2007, the Company had escrow deposits of US$ 299.7 and US$ 287.5, respectively, in favor of third parties to whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures (Note 11).

(b)	Aircraft Trade-In Options

In connection with the signing of a purchase agreement for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Currently, the Company has entered into a total of 15 trade-in aircraft options. From these 15 trade-in options, 12 rights were exercised through December 31, 2008. Of these 12 aircraft, 4 were received until fiscal year end 2008 and the remaining 8 will be received during 2009. The Company’s obligation to receive the remaining 3 aircraft as trade-ins are directly tied to contractual obligations with our customer of them actually taking delivery of certain new aircraft. The Company continues to monitor all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and based on third parties appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without losses.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(c)	Product Warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from 2 to 5 years.

Product and performance provisions are included in other payables and accrued liabilities and presented the following activity:

	Product warranties (Note 15)	Product improvement accruals (Note 15)	FIN-45 guarantee liability (Note 15)

At December 31, 2006	97.4	43.5	27.0

Additions	49.3	16.9	0.3
Payments/reversals	(41.8)	(39.0)	(2.8)

At December 31, 2007	104.9	21.4	24.5

Additions	73.8	18.4	5.4
Payments/reversals	(82.6)	(18.3)	(2.5)

At December 31, 2008	96.1	21.5	27.4

36	Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, executive aviation, aviation services, defense and government and others.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Commercial aviation segment

The Company developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, The Company developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which the Company began delivering in the second half of 2001. The Company believes that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. The Company is continuing to develop the EMBRAER 170/190 jet family with its 70-122 seat platform to serve the trend in the commercial airline market towards larger, faster and longer range jets and to further diversify its strength in the jet market.

(b)	Executive aviation

The Company has developed a line of executive jets, the Legacy 600 and is developing additional executive jets in the very light, light and ultra-large segments - namely - the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500 , respectively. The Company markets its executive jets to customers, including fractional ownership companies, charter companies, air-taxi companies and high net-worth individuals.

(c)	Aviation services

The Company provides after-sales customer support services and manufactures and markets spare parts for the fleets of its commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services. This segment was presented separately for the first time in 2007 and the Company has represented information for 2006.

(d)	Defense and government segment

The Company designs, develops, integrates and manufactures a wide range of defense and government products, principally for transport, training, light attack and surveillance aircraft.

The Company is the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. The Company has also sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

(e)	Others

The Company recognizes revenues related to sales of used aircraft or leases to customers primarily through its leasing subsidiary, ECC Leasing Co. Ltd. In addition, the Company provides structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. The Company also manufactures landing gear, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft.

Other unallocated costs include corporate costs not allocated to the operating segments. Unallocated capital expenditures and depreciation related primarily to shared service assets.

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

Net sales by geographic area	2008	2007	2006
Americas (excluding Brazil)
Commercial Aviation	2,401.9	2,277.9	1,407.0
Executive Aviation	446.6	302.2	304.8
Aviation Services	241.8	213.9	180.2
Defense and Government	214.5	156.7	142.1
Others	51.8	69.4	92.7

	3,356.6	3,020.1	2,126.8

Brazil
Executive Aviation	—	27.7	—
Aviation Services	14.6	46.4	50.2
Defense and Government	214.1	96.9	71.2
Others	53.4	78.0	25.0

	282.1	249.0	146.4

Europe
Commercial Aviation	645.2	485.8	430.1
Executive Aviation	225.1	484.2	161.3
Aviation Services	252.1	227.6	237.0
Defense and Government	16.2	29.2	13.4
Others	7.6	6.4	—

	1,146.2	1,233.2	841.8

Others
Commercial Aviation	1,190.4	612.9	516.1
Executive Aviation	202.3	23.9	116.0
Aviation Services	93.9	40.3	12.4
Defense and Government	59.7	63.6	—
Others	3.9	2.2	—

	1,550.3	742.9	644.5

	6,335.2	5,245.2	3,759.5

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The following table presents statement of income information by operating segment:

Operating income	2008	2007	2006
Net sales
Commercial Aviation	4,237.5	3,376.6	2,353.2
Executive Aviation	874.0	838.0	582.1
Aviation Services	602.4	528.3	479.8
Defense and Government	504.5	346.4	226.7
Others	116.8	155.9	117.7

	6,335.2	5,245.2	3,759.5

Cost of sales and services
Commercial Aviation	(3,534.0)	(2,737.3)	(1,780.5)
Executive Aviation	(616.3)	(602.5)	(399.0)
Aviation Services	(387.5)	(393.1)	(349.6)
Defense and Government	(365.6)	(236.8)	(174.5)
Others	(88.3)	(123.8)	(103.2)

	(4,991.7)	(4,093.5)	(2,806.8)

Gross profit
Commercial Aviation	703.5	639.3	572.7
Executive Aviation	257.7	235.5	183.1
Aviation Services	214.9	135.2	130.2
Defense and Government	138.9	109.6	52.2
Others	28.5	32.1	14.5

	1,343.5	1,151.7	952.7

Operating expenses
Commercial Aviation	(331.7)	(299.3)	(303.4)
Executive Aviation	(176.8)	(237.6)	(130.4)
Aviation Services	(88.5)	(80.1)	(25.6)
Defense and Government	(66.0)	(60.5)	(38.0)
Others	(3.0)	(6.0)	—
Unallocated corporate expenses	(140.5)	(94.0)	(112.5)

	(806.5)	(777.5)	(609.9)

Income from operations	537.0	374.2	342.8

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2008	2007

Commercial aviation	230.0	165.8
Executive aviation	48.7	48.8
Aviation services	110.0	56.5
Defense and government	19.0	14.4
Others	4.6	38.6
Unallocated	325.6	241.9

	737.9	566.0

Trade accounts receivable, net	2008	2007

Commercial aviation	0.1	34.7
Aviation services	299.0	190.9
Defense and government	98.7	92.4
Others	46.2	76.4

	444.0	394.4

Advances from customers	2008	2007

Commercial aviation	741.7	608.1
Executive aviation	525.8	439.5
Aviation services	80.3	35.7
Defense and government	250.1	66.3
Others	2.8	20.0

	1,600.7	1,169.6

37	Supplemental Disclosure of Cash Flow Information

Operating income	2008	2007	2006

Cash paid during the year for
Interest	103.5	78.3	99.6
Income taxes	19.2	14.3	89.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2007 and 2008

In millions of U.S. dollars, unless otherwise stated

Operating income	2008	2007	2006

Non-cash financing and investing transactions
Dividends payable	—	—	35.6
Assets acquired under capital leases	9.4	11.3	3.9

38	Subsequent Events

(a)	Reduction in personnel

As a consequence of the unprecedented crisis affecting the global economy, particularly the air transportation industry, the Company announced, on February 19, 2009, a revision to its cost structure and a reduction in its workforce in order to adjust its cost and workforce to the new demand for commercial and executive aircraft.

The reduction in personnel represents approximately 20 percent of its 21,362 employees, excluding Harbin Embraer Aircraft Industry Company Ltd. and Ogma - Indústria Aeronáutica de Portugal S.A., concentrating in the production and administrative areas, including the elimination of one layer in the management structure.

(b)	Embraer Overseas Bond repurchase

On March 31, 2009 Embraer repurchased and cancelled US$19.9 (4,97%) bonds of its issuance, totaling US$15.2 million (face value of US$19.9 million), issued by Embraer Overseas. These bonds were repurchased by Embraer Overseas through open market transactions.

*        *        *

The accompanying notes are an integral part of these consolidated financial statements.